UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒

      This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press Release

Bonn, April 21, 2009

Deutsche Telekom expects adjusted EBITDA in 2009 to be 2 to 4 percent below the prior-year figure and free cash flow of around EUR 6.4 billion

In a tough economic environment, Deutsche Telekom recorded increases in revenue and adjusted EBITDA in the first quarter of 2009 with the Greek company OTE consolidated for the first time. Measured for the consolidated Group prior to this change, revenue remained almost stable and EBITDA declined.

Deutsche Telekom recorded better than expected business developments in Germany, where T-Home achieved the highest market share of new DSL business since 2005 and T-Mobile Deutschland stabilized its revenue and EBITDA further. T-Systems also increased its contribution to results.

On the other hand, the Group felt the impact of the economic slowdown and the more intense competitive environment, particularly in the United States. In addition, there were dramatic movements in the exchange rates with the United Kingdom and Poland.

Disregarding the growth effect of OTE, Deutsche Telekom expects adjusted Group EBITDA to be between 2 and 4 percent lower for the full year in these unfavorable conditions. Free cash flow is expected to reach around EUR 6.4 billion on the back of measures that were initiated early. This will lay part of the foundation for a shareholder-friendly dividend policy.

Chief Financial Officer Timotheus Höttges said: "We are currently in difficult times for rapid, comprehensive and clear communication. For that reason, we have decided to inform our shareholders as early as possible."

Monthly revenue per customers in the United States fell, partly as a result of lower roaming revenues due to the decrease in traveling. The roll-out of the 3G network, on the other hand, and increased expenditure for new customer business and retention lead to significantly increased costs.

The Polish company PTC suffered considerably from the sharp decline in its home currency, the zloty, which fell around 26 percent year-on-year against the euro. In operating business, customer acquisition expenses also increased significantly.

T-Mobile UK recorded a significant drop in revenues of around 21 percent due to the fall in the value of the pound sterling. Economic effects also had a negative impact on monthly revenue per customer here, too. The increased numbers of customers burdened the results for the first quarter with higher customer acquisition costs.

In the case of T-Mobile UK, Deutsche Telekom has initiated a nonscheduled impairment test. Even taking into account the improvements in results planned in the course of the year, the Board of Management expects an impairment charge on the goodwill of T-Mobile UK to be necessary. This will be reported as a special factor, however, and will not impact EBITDA, nor will it lead to a cash outflow.

These new expectations are based on the assumption that the economic environment will not decline significantly further and that exchange rates will remain approximately at current levels.

The following statements are based on preliminary calculations prior to conclusive consolidation and review. As such, these figures may deviate from the finalized quarterly figures to be published on May 7.

Net revenue of the Group increased by 6 percent thanks to OTE

Including OTE, consolidated since the beginning of February 2009, net revenue of the Group increased by 6 percent to EUR 15.9 billion. EBITDA adjusted for special effects increased by 3 percent to EUR 4.8 billion.

Excluding the consolidation of OTE, Group revenue remained stable at around EUR 15.0 billion, with adjusted EBITDA dropping by 5 percent to EUR 4.5 billion.

Market share of new DSL customers further increased

In Germany, T-Home continued its strong development of the past two years in the first quarter of 2009 with a net add market share of around 53 percent and around 390,000 net new retail customers. That was the highest market share since 2005.

Including OTE, the Group recorded an increase of 4 percent in reported fixed-network revenue to EUR 5.9 billion. The development of adjusted EBITDA was considerably better, with an increase of 6 percent in the first quarter to EUR 2.0 billion.

Excluding OTE, fixed-network revenue declined by 6 percent to EUR 5.3 billion. Thanks to consistent cost cutting, the 3-percent decrease in adjusted EBITDA to EUR 1.8 billion came in slightly lower than the decrease in revenue. T-Home's revenue from domestic business decreased 6 percent to EUR 4.8 billion. With a decrease of 3 percent to EUR 1.6 billion, adjusted EBITDA fared better than revenue here, too.

T-Mobile Deutschland increased service revenues

Customer usage in domestic mobile communications, measured in terms of the average number of call minutes per customer, increased further. This led to service revenues increasing by 1 percent in the first quarter of 2009.  Total revenue continued to stabilize, declining 1 percent to EUR 1.9 billion. In the first quarter of 2008 the year-on-year decrease in total revenue was still 3 percent. The development of adjusted EBITDA was similar, also stabilizing with a decline of 1 percent to EUR 0.7 billion.

Growth in T-Systems' international revenue

T-Systems recorded a positive development in its adjusted EBITDA, with an increase of 4 percent to EUR 0.2 billion. This increase can be seen even more clearly in adjusted EBIT, which doubled. Revenue decreased 4 percent year-on-year in the first quarter to EUR 2.1 billion.  This is attributable primarily to intra-Group business. International revenues were boosted further by 6 percent in a comparison of the first quarters.  New corporate customers were a factor here.

Exchange rate effects negatively impact on European mobile communications business

Revenue from European mobile communications increased by 2 percent in the first quarter to EUR 5.1 billion. The development of adjusted EBITDA on the other hand remained below that of revenue, and below expectations, with a decrease of 9 percent to EUR 1.6 billion.

Excluding the first-time consolidation of the OTE group for two months of the current year, revenue decreased by 8 percent or around EUR 0.4 billion to EUR 4.6 billion, while adjusted EBITDA fell by 18 percent or around EUR 0.3 billion to EUR 1.4 billion.

The changes in exchange rates had a negative effect of around EUR 0.3 billion on revenue and around EUR 0.1 billion on adjusted EBITDA. This is due in particular to developments in the Polish and British currencies.

Rise in costs from the successful acquisition of new customers

In operating business, T-Mobile UK and the Polish company PTC successfully continued to attract new customers: T-Mobile UK recorded 53,000 net contract additions (19,000 more than in the same period last year), and net contract additions in Poland totaled 198,000 (190,000 in the prior year). On the other hand, this also resulted in increased costs for which there were no corresponding revenues in the quarter.

On top of that, the sharp drop, for example, in roaming and visitor revenues in both countries as a result of the decrease in traveling due to the prevailing economic situation, also had a significant impact.

Recession weighs on revenues in the United States

In the United States, T-Mobile USA's revenue increased by 20 percent to EUR 4.1 billion. Adjusted EBITDA also grew by 10 percent to EUR 1.1 billion. The development of operations is being significantly boosted by the strength of the U.S. dollar against the euro: measured in dollars, however, revenue increased by 4 percent, and adjusted EBITDA fell by around 4 percent.

This was the result of various factors. In the contract customer segment, for example, the number of call minutes decreased by 8 percent in the first quarter. Revenue from roaming charges also decreased. This was a major factor in the decrease in revenue per contract customer of USD 3 compared with the prior-year quarter to USD 53. In addition, the customer mix at T-Mobile changed over the past quarters. Prepay business accounted for around 60 percent of a total of 415,000 new customers in the first quarter of 2009, compared with around 25 percent of 981,000 net additions in the same quarter of 2008.

In addition, the advance costs in the first quarter of 2009 resulting from the 3G roll-out contributed to the decline in results. The sale of more than 1 million G1 handsets since the market launch in October 2008 alone, and a total of over 1.5 million 3G-capable handsets sold in the United States, clearly shows, however, that customers are demanding products and services based on these increased bandwidths and that the provision of these products and services is an important selling point in competition. T-Mobile USA will therefore increase the number of POPs covered by the 3G network this year from 107 million to 205 million.

T-Mobile USA launched a campaign in February 2009 to combat churn as a consequence of expiring two-year contracts which is beginning to generate results. The churn rate among contract customers fell from 2.4 percent in the fourth quarter of 2008 to 2.3 percent in the first three months of this year.

The Board of Management has initiated a far-reaching package of measures to tackle these challenges in the United States, Poland and the United Kingdom.

In the United States, the rollout of the 3G network to cover more than 200 PoPs by the end of the year and the expansion of the portfolio to include 3G-capable mobile handsets will enhance the attractiveness of the service offering. This includes the U.S. launch this week of the 3G version of the T-Mobile Sidekick. In addition, T-Mobile USA is significantly expanding its sales network under its own brand. The program launched in the first quarter of 2009, geared towards strengthening customer retention in the contract area, is being enhanced with initiatives for improving service quality. T-Mobile USA is thus reaffirming its commitment to positioning itself as the provider of the best-value services for customers in the United States. A clear sign in this respect is another honor from J.D. Powers for providing the best service quality.

Various cost-cutting measures being planned at T-Mobile UK, particularly in the areas of administration, advertising and technology. The main task of the new management team is to strictly focus on repositioning the business in the difficult economic environment.  The focal points will include turning the best 3G network in the United Kingdom into a greater operating success. In addition, prepay and contract customer services are to be improved, for example, by extending SIM-only offers.

Expenditures for new customer acquisition and retention are being reduced in Poland. On top of this, PTC is reducing its overarching cost types, such as for advertising and staff. The timing of the distribution of operating costs and expenditures will be tied more closely to the development of business in order to avoid phases of higher ongoing costs in coming quarters.

In the Outlook section, this press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

    Deutsche Telekom AG
    Corporate Communications

    Tel.: +49 (0) 228 181-49 49
    E-mail: presse@telekom.de

    Further information is available for journalists at www.telekom.com/media

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for South Eastern Europe

Date: April 21, 2009